United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

  If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
Monterrey, N.L., Mexico, December 15, 2008. Attached hereunder is an English translation of the Spanish language response of GRUMA, S.A.B. de C.V. (''GRUMA'') to a request for information dated November 25, 2008, that GRUMA received from the Comision Nacional Bancaria y de Valores (''Banking and Securities National Commission'') of the United Mexican States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 15, 2008

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.
Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat and natural gas and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section V herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicana).

As a means to manage counterparty risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.
Derivative financial instruments that are not reported as hedging instruments for accounting purposes, are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each entity.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their fair market value. Regarding corn, wheat and natural gas futures we take as reference the market values of the Chicago, Kansas and New York futures exchanges, via the specialized financial institutions engaged for such purposes. These valuations are made periodically.

A hedge is effective when the changes in fair market value or the cash flows of the underlying are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within a range of 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.
There are potential significant liquidity requirements under our financial derivative instruments described in Section V below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.
The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as weather, planting seasons, agricultural programs and government policies (national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat and natural gas, risks that exist as an ordinary part of the business. This instruments were valued at their fair market value. As of September, 30, 2008, the derivative financial instruments that were recorded for accounting purposes as hedges, resulted in losses in the amount of $81,018 thousand pesos and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a gain $30,170 thousand pesos, which was recognized in income. As of September 30, 2008, these instruments did not have an effect on cash flow for the company.

Certain foreign exchange derivative transactions in effect as of the end of September 2008, primarily referenced peso/U.S. dollar and euro/U.S. dollar exchange rates. The fair market value of these derivative instruments can increased or decrease in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events.

These derivative financial instruments were valued in accordance with their fair market value (mark-to-market). As of September 30, 2008, the open positions of these instruments reflected a total loss of approximately $3,287,646 thousand pesos. The total loss amount was recorded in GRUMA's financial statements as September 30, 2008. As of September 30, 2008, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Summary of Financial Derivative Instrument
to September 30, 2008.
Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

(*)The notional value of USD$2,423,789 thousand dollars, is the nominal value used to calculate the payment of the weekly, monthly or quarterly fixings of the different structures in the future years.

(**) Among the exchange rate derivative financial instruments in effect as of September 30, 2008, only one required the posting of collateral and was subject to margin calls. The fair value of the derivative financial instruments entered into with such counterparty reflects a loss of $848,923 thousand pesos as of September 30, 2008. These financial instruments were cancelled in the fourth quarter through the application of a portion of a credit facility in the amount of P.S. 3,367 million that the Company obtained during such fourth quarter. None of the other derivative financial instruments require collateral, credit lines or guarantees.

For the third quarter of 2008, the foreign exchange derivative financial instruments resulted in a net loss of $23,079 thousand pesos. This amount is the result of losses in the amount of $57,104 thousand pesos related to aggregate terminations of positions during the quarter and gains of $34,025 thousand pesos for the same period.

Corn futures derivative financial instruments:

During the third semester of 2008, no corn derivative instruments were terminated and additional hedges were enterered into covering 2,195,000 bushels.

II. Sensitivity Analysis

Currency exchange financial derivative instruments:

As of September 30, 2008, we have entered into foreign exchange financial derivatives transactions, that mainly involved peso/dollar and dollar/euro currency rates. These transactions were recorded at their fair market value (mark-to-market). As of September 30, 2008, these instruments resulted in losses of $3,287,646 thousand pesos.

The unrealized losses represent mark-to-market values non-cash losses that were recorded in the financial statements of the company. The mark-to-market value of this derivative instruments can increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of changes in economic conditions, tax and currency policies, volatility, liquidity in the global markets, local and international political events.

Based on our position as of September 20, 2008, an hypothetical change consisting in a 10% depreciation of the peso against the dollar and a 10% depreciation of the euro against the dollar, will result in an additional unfavorable effect of $6,085,889 thousand pesos in the income statement of the company. This sensitivity analysis is determined based on the values of the underlying assets provided in an appraisal made by the counterparties as of September 30, 2008, which included the effects of currency exchange rates, time and volatility variables.

Corn Futures Derivative Financial Instruments:

Based on our position as of September 30, 2008, an hypothetical change of a 10% low in the bushel value, will result in an additional unfavorable effect of $100,793 thousand pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of September 30, 2008.